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                          October 23, 2020

       Dylan James Williams
       Company Secretary
       Sands China Ltd.
       The Venetian Macao Resort Hotel, Legal Department, L2 Executive Office Estrada da Ba a de N. Senhora da Esperan a, s/n
       Macao

                                                        Re: Sands China Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed October 16,
2020
                                                            File No. 333-249510

       Dear Mr. Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David J. Goldschmidt